GOLF ROUNDS.COM, INC.
111 Village Parkway, Building #2
Marietta, Georgia 30067

April 11, 2014

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Golf Rounds.com, Inc.
Information Statement on Schedule 14C
Filed March 4, 2014 File No. 000-10093

Dear Mr. Kluck:

On behalf of Golf Rounds.com, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 31, 2014, relating to the above-captioned Information Statement on Schedule 14C (“Information Statement”).

Captions and page references herein correspond to those set forth in Amendment No. 1 to the Information Statement as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. Capitalized terms used but not defined herein have the meanings ascribed to them in the Information Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please tell us whether you plan to register the 3,600,000 shares of the company’s common stock that will be issued to holders of Fuse Medical, LLC’s membership interests. If you do not plan to register the securities, please provide us with a detailed analysis of the exemptions you are relying on. We may have further comment.

We plan to issue the 3,600,000 shares of Company common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D thereunder (“Rule 506(b)”). Prior to executing the Merger Agreement, we performed a review of the Holders of the Fuse membership interests in order to determine whether the foregoing exemption would be available for the transaction or whether registration under the Securities Act would be required. Based on this review, we reasonably determined that the Holders of the Fuse membership interests were all accredited investors. Further, prior to the closing of the Merger, each Holder will be required to provide written representations to us necessary to confirm that the conditions to using Rule 506(b) are satisfied, including, among others, representations as to such Holder’s residency, income, net worth, sophistication and investment intent. Furthermore, (i) we have not engaged in any general solicitation or general advertising with respect to the issuance of the shares in the Merger and (ii) each of the certificates issued to the Holders will bear a restrictive legend reflecting that the shares have not been registered under the Securities Act. Accordingly, we respectfully believe the exemption provided by Section 4(a)(2) and Rule 506(b) thereunder is available and the issuance of the shares of Company common stock pursuant to the Merger will not require registration under the Securities Act.

Securities and Exchange Commission

April 11, 2014

Reverse Stock Split Amendment, page 13

2.
Please tell us how many record holders you currently have. Also confirm, if true, that the transaction will not reduce the number of record holders. In this regard, we note your disclosure that, “a holder of record of common stock immediately prior to Amendment Effective Time who would otherwise be entitled to a fraction of a share will instead receive a number of shares equal to the next whole share up from any fractional share interest in common stock.”

As of April 8, 2014, we had 1,892 holders of record of Company common stock. We hereby confirm that the Reverse Stock Split will not reduce the number of holders of record of Company common stock because fractional shares will be rounded up. Accordingly, a holder of fewer than 14 shares will receive one share in the Reverse Stock Split. The Merger will increase the number of holders of record of Company common stock by the number of Holders of the Fuse membership interests.

Background of the Merger, page 17

3.
To the extent management met with the Prior Target between May 2013 and October 11, 2013, please revise your disclosure to provide additional details regarding each meeting and negotiation that resulted in the current terms. Discuss changes in the material terms of the transactions, if any, that were discussed, and identify the representatives of the company that were present at the meeting(s).

We respectfully believe that Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A only require disclosure of contacts, transactions and negotiations between the parties to the transaction. Accordingly, because the Prior Target is not a party to the Merger, we respectfully submit that disclosure of the meetings and negotiations between the Company and the Prior Target is not mandatory. Notwithstanding the foregoing, the disclosure on page 17 of the Information Statement has been revised in response to the Staff’s comment.

Securities and Exchange Commission

April 11, 2014

4.
To the extent management was approached by, or considered, other companies, other than the Prior Target and Fuse, please revise to discuss the other options and the reasons management rejected them. If you are unable to identify the possible targets, please describe their business and the reasons management rejected such choices.

The disclosure on page 17 of the Information Statement has been revised in response to the Staff’s comment.

Reasons for the Merger, page 18

5.
It appears that you did not seek a third party valuation of Fuse. If so, please revise to discuss the board’s determination of Fuse’s value, including the methodologies and key assumptions used. Also provide additional disclosure, here or elsewhere, as applicable, of how the board determined that the transaction was in the best interest of the company and fair to its shareholders.

We respectfully submit that a discussion of the fairness of the transaction is not required under Item 14 of Schedule 14A and is generally required only in the case of a Rule 13e-3 transaction, where the transaction is between affiliates. In the present case, the Merger was negotiated on an arms’-length basis. Notwithstanding the foregoing, in response to the Staff’s comment, the disclosure on page 18 of the Information Statement has been revised to discuss in more detail the factors relied on by the Board in determining that the Merger was in the best interests of the Company and fair to its stockholders. Please be advised that the Board did not obtain a third party valuation of Fuse, nor did it engage in a going concern valuation of Fuse.

* * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 11, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

GOLF ROUNDS.COM, INC.

/s/ Robert H. Donehew
Robert H. Donehew
President, Treasurer and Secretary

cc:	Brian L. Ross, Graubard Miller Eric T. Schwartz, Graubard Miller